Exhibit 19.1

INSPIRED ENTERTAINMENT, INC.

INSIDER TRADING POLICY

Updated: February 11, 2025.

Introduction

Inspired Entertainment, Inc. is a Delaware corporation (the “Company” or “Inspired”). The Company’s shares are publicly traded on the NASDAQ stock exchange. The purchase and sale (called “trading in”) of the Company’s stock or other securities is subject to the rules of the Securities and Exchange Commission (“SEC”), an agency of the U.S. government. U.S. law provides for substantial criminal and civil penalties for persons trading while in possession of material, non-public information, also called inside information. This is true for “insiders” and those receiving such information from insiders, often called “tippees.” And, so long as you work for or provide services to the Company or one of its subsidiaries or have material non-public information the law and this Policy related to the Company stock or other securities applies to you and to tippees, regardless of where you work or live.

Directors, officers, employees, and consultants of the Company and its subsidiaries are considered “insiders” for purposes of U.S. securities laws. As such, they may not purchase or sell Company stock or other securities, while in possession of material non-public information, and they may not provide such information to third-persons so that such third-persons may trade.

In order to help achieve compliance with these laws, the Board of Directors has approved this policy (“Policy”).

Please read this document very carefully. Then sign it and return a copy of the policy to Inspired Entertainment, Inc., First Floor, 107 Station Street, Burton on Trent, Staffs DE14 1SZ or by email to Simona.Camilleri@inseinc.com Attention: General Counsel.

The Insider Trading Policy

It is a violation of law and this Policy to purchase or sell Company stock or other securities while in possession of material non-public information.

It is a violation of law and this Policy to provide material non-public information to third-persons about Inspired and its current or potential vendors and customers, or to advise third-persons (including trusts and donees) as to suggested purchases or sales of securities of Inspired or its current or potential vendors and customers when your are in possession of material nonpublic information.

It is a violation of this Policy and may be a violation of law to purchase or sell stock or other securities of our current or potential vendors ,customers or other companies based on material non-public information obtained while employed or affiliated with Inspired.

For purposes of this Insider Trading Policy, references to “trading” and all “transactions” in securities (examples include stock, bonds, warrants, other debt instruments) of the Company (or any other publicly traded company) include purchases or sales of Company (or such other publicly traded company) shares, bonds, options, puts and calls, as well as sales of shares acquired upon the exercise of shares options, gifts, loans, hedging transactions, contributions to a trust and any other transfer of shares or other securities, and trades in shares or other securities made under an employee benefit plan, such as a 401(k) plan.

In addition to limitations on trading, the policy also imposes certain reporting requirements on certain executive officers and directors of the Company set forth below.

Violations of this Policy should be reported promptly to the General Counsel and may result in disciplinary action, including termination of employment and referral to government authorities for prosecution.

Civil and Criminal Penalties

The legal consequences of insider trading violations can be serious:

For individuals who trade on inside information (or tip information to others):

●	A civil penalty of up to three times the profit gained or loss avoided;

●	A criminal fine (no matter how small the profit) of up to the greater of $5 million, twice the pecuniary gain derived from the offense, or twice the pecuniary loss to persons other than the defendant, resulting from the offense; and

●	A jail term of up to twenty years per violation.

Violations of these laws may also have adverse legal consequences for the Company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading.

Compliance

The Company has appointed the Company’s General Counsel as the Company’s Insider Trading Compliance Officer (the “Compliance Officer”).

If you have any questions, please feel free to contact the Compliance Officer.

INSPIRED ENTERTAINMENT, INC.

INSIDER TRADING POLICY

I.	Restrictions Apply Post-Employment

This policy applies to you while you work for the Company or one of its subsidiaries or provide services to it, and continues to apply after termination of employment or involvement with the Company to the extent that a former Covered Person is in possession of material nonpublic information at the time of termination. In such case, no trading may take place until the information becomes public or ceases to be material.

II.	Material information

Is any information that a reasonable investor would consider important in a decision to buy, hold, or sell shares. Either positive or negative information may be material. Common examples of information that will frequently be regarded as material are:

●	financial results;

●	information relating to the Company’s stock exchange listing or SEC regulatory issues;

●	information regarding regulatory review of Company products;

●	intellectual property and other proprietary/scientific information;

●	projections of future earnings or losses;

●	the fact that earnings are inconsistent with guidance or expectations;

●	a pending or proposed merger, joint venture, acquisition or other material contractual arrangement or customer win or loss or write-offs;

●	a significant sale of assets or the disposal of a subsidiary or business unit;

●	joint ventures/commercial partnerships with third parties;

●	gain or loss of a substantial customer or supplier;

●	capital investment plans;

●	changes in dividend policies or the declaration of a shares split or the offering of additional securities;

●	changes in Board members, officers or other key employees;

●	significant new products or other development works;

●	significant legal or regulatory exposure due to a pending or threatened lawsuit or investigation by gaming authorities or other relevant governmental authorities; and

●	new equity or debt offerings or impending bankruptcy or other financial liquidity problems.

III.	When Information is Public

Law and this Policy forbid trading while in possession of “material information” that has not been disclosed (i.e. not been made available) to the marketplace (i.e. to all potential buyers and sellers). Examples of disclosure that would be considered “material information” include a press release or a filing with the SEC. The public must also be given time to consider the material information even after disclosure so that the law only considers material information as public once fully absorbed by the marketplace — generally the end of the second business day after the information is released.

Law and this Policy also prohibit disclosing (“tipping”) material information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions while in possession of material information as to trading in the Company’s securities.

IV.	Transactions under Company Equity Plans

Although this policy does not apply to the exercise of employee stock options, it does apply to the sale of common shares received upon exercise. In addition, it applies to the sale as part of a broker-assisted cashless exercise of a stock option and the market sale for the purpose of raising cash to fund the exercise of an option. This policy also applies to the following elections under a 401(k) plan (if and when the Company makes Company shares an investment alternative under a 401(k) plan):

●	increasing or decreasing periodic contributions allocated to the purchase of Company shares;

●	intra-plan transfers of an existing balance in or out of Company shares;

●	borrowing money against the account if the loan results in the liquidation of any portion of Company shares; and

●	pre-paying a loan if the pre-payment results in allocation of the proceeds to Company shares.

V.	Transactions by “Related Parties”

The same restrictions described in this policy apply to “Related Parties” including:

●	your spouse, minor children, anyone else living in your household;

●	partnerships in which you are a partner;

●	limited liability companies in which you are a managing member,

●	trusts of which you are a trustee; and

●	estates of which you are an executor.

Covered Persons are expected to be responsible for compliance with this policy by their Related Parties.

VI.	Confidentiality Obligations

Nothing in this Policy lessens the obligation of every employee to maintain as private the confidential and property interests of the Company covered in our other Policies.

Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information (including, without limitation, via email or by posting on Internet message boards, blogs or social media) except as it is permitted by law, is strictly forbidden,

VII.	Avoiding Selective Disclosure

The Company and those who speak on its behalf are also required by law (Regulation FD (Fair Disclosure)) to avoid the selective disclosure of material nonpublic information. Compliance with Regulation FD is required by this Policy through procedures for the release of material information to achieve broad public dissemination of that information. Accordingly, no Covered Person may disclose material nonpublic information to any person outside the Company, except in accordance with these procedures. This prohibition extends to discussions concerning the Company on social media.

It is the Company’s policy that all communications with the press be handled through our Executive Chairman, President & CEO, Chief Financial Officer, General Counsel, or our Director of Communications.

Please refer all press, analyst or similar requests for information to the Company’s Investor Relations function at IR@inseinc.com (Phone: +1 646 277 1285) and do not respond to any inquiries without prior authorization. If the Company’s Investor Relations is unavailable, the Company’s Director of Communications will fill this role.

VIII.	Additional Prohibited Transactions

Short-term or speculative transactions involving the Company’s securities are not allowed.

Covered Persons, and their Related Parties, should not engage in any of the following activities with respect to securities of the Company:

1.	Purchases of shares of the Company on margin (although you may pledge Company securities, including as part of a margin account, you should be aware that sales of such securities could have securities law implications for you, including under Section 16 of the Exchange Act);

2.	Short sales (i.e., selling shares you do not own and borrowing the shares to make delivery). The SEC effectively prohibits officers and directors from selling Company shares short. We are simply expanding this rule to cover all Covered Persons; and

3.	Buying or selling puts, calls or other derivatives in respect of securities of the Company.

Although the Company discourages speculative hedging transactions, the Company may allow specific long-term hedging transactions that are designed to protect an individual’s investment in Company shares (i.e., the hedge must be for at least six months and relate to shares or options held by the individual). If you wish to engage in any such transaction, you must pre-clear it in accordance with the pre-clearance procedures described below, whether or not you are otherwise subject to pre-clearance obligations. Because these activities raise issues under the U.S. federal securities laws, any person intending to engage in permitted hedging transactions is strongly urged to consult legal counsel.

IX.	Closed Periods — For Directors, Officers and Certain Other Personnel with Access to Company Results

The Company’s announcement of quarterly or annual financial results has the potential to have a material impact on the market for the Company’s securities. Therefore, to avoid even the appearance of trading while aware of material nonpublic information, persons who are or may be expected to be aware of quarterly or annual financial results will be subject to a prohibition on trading until such information has been publicly disseminated. Thus, in addition to the general rule that Covered Persons may not effect transactions in Company securities while in possession of material information until such time as the information becomes public or is no longer material, the following persons, and their Related Parties, may not effect any transactions in Company securities from the first day of any fiscal quarter through to the second business day following the public release of earnings for the prior fiscal quarter* (or prior fiscal year in the case of the fourth fiscal quarter) or, if the earnings release is issued prior to the opening of the market on a given day, the next business day following the day of release:

●	Directors and their secretaries and/or other assistants;

●	Executive officers and their secretaries and/or other assistants;

●	Employees and consultants in the finance, accounts and legal departments; and

●	Employees and consultants in other departments who have regular access to material nonpublic information or who receive on a regular basis information that could include or relate to the earnings of the Company or to substantial transactions of the Company.

You should be aware that the Closed Period described above may be modified by the Company at any time. In addition, the Company may from time to time determine that trading in the Company’s securities is inappropriate at a time that is outside the Closed Period and, accordingly, may impose a Closed Period at any time. Each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

Persons subject to the Closed Period restrictions whose employment with the Company terminates during a Closed Period will remain subject to the restrictions until the end of such period.

X.	Pre-Clearance of Securities Trades By Directors, Executive Officers and Certain Other Personnel with Access to Information Concerning Potential Material Developments

To provide assistance in preventing inadvertent violations of the law and avoiding even the appearance of an improper transaction (which could result, for example, where an officer. director or consultant engages in a trade while unaware of a pending major development), the Company has implemented the following procedure:

●	All transactions in securities of the Company by the persons who are subject to the Closed Period of the preceding section, and their Related Parties, must be pre-cleared with the Company’s Compliance Officer.

●	Persons subject to these restrictions should contact the Compliance Officer/General Counsel, and may not effect transactions subject to the pre-clearance request unless given clearance to do so, which clearance, if granted, will be valid only for three business days. Such business days commencing on the day following clearance. If a transaction for which clearance has been granted is not implemented (i.e., the trade is not placed) within the three business days following approval, the transaction must be pre-cleared again.

For purposes of the pre-clearance procedures, “transactions in securities” would cover purchases or sales of Company (or such other publicly traded company covered by this policy) shares, bonds, options, warrants, puts and calls, as well as sales of shares acquired upon the exercise of options, warrants, gifts, loans, hedging transactions, contributions to a trust and any other transfer of shares, and trades in shares made under an employee benefit plan, such as a 401(k) plan.

To the extent that a material event or development affecting the Company remains non-public, persons subject to pre-clearance will not be given permission to effect transactions in Company securities. Such persons may not be informed of the reason why they may not trade. Any person who is made aware of the reason for an event-specific prohibition on trading should in no event disclose the reason for the prohibition to third parties, and should avoid disclosing the existence of the prohibition, if possible.

Be aware that the implementation of the pre-clearance procedures are at the sole discretion of the Company and the operation of the same may delay the disposal of any shares after they are purchased.

XI.	10b5-1 Plans.

The SEC has adopted a safe harbor rule, Rule 10b5-1, which provides a defense against insider trading liability for trades that are implemented pursuant to a pre- arranged trading plan that meets specified conditions. The trading plans must be properly documented and all of the procedural conditions of the Rule must be satisfied to avoid liability.

Rule 10b5-1 plans allow trades to occur including during Closed Periods by giving control to implement pre-planned transactions in Company securities to a third party. After establishing the plan, the insider may not exercise any subsequent influence over how, when or whether to implement sales. In addition to other specified conditions, a Rule 10b5-1 plan would specify in writing in advance the amount of securities to be sold and a price at which and the date on which the securities are to be sold.

After adopting a valid Rule 10b5-1 plan, the insider will have an affirmative defense that a sale under the plan was not made on the basis of material nonpublic information.

The Company will treat the creation, modification or termination of a pre- planned trading program or arrangement established to meet the requirements of Rule 10b5-1 as a transaction subject to pre-clearance at the time the plan is established, modified or terminated. Even though each transaction effected under a Rule10b5-1 plan does not need to be pre-cleared, it nonetheless must be reported on a Form 4 (within two business days from the date of execution, or where the insider does not select the transaction date, the earlier of two business days after notice of the trade or three business days after the actual trade date). Persons subject to the pre-clearance policy should coordinate any such plans or arrangements with the Company’s Compliance Officer.

Transactions effected pursuant to a properly established and Company-approved Rule 10b5-1 plan will not be subject to Closed Periods.

XII.	Additional Reporting Requirements

Section 16 of the Exchange Act generally requires directors and executive officers of the Company (the “Section 16 Insiders”) to disgorge to the Company any profit realized from any purchase and sale, or any sale and purchase, of equity securities of the Company within any 6-month period, irrespective of the intention of such Section 16 Insider when he or she entered into the transactions, subject to certain exceptions. In addition, Section 16 of the Exchange Act also requires Section 16 Insiders to file certain information with respect to their beneficial ownership of equity securities.

The Company will seek to inform those people who are Section 16 Insiders, otherwise you should contact the Company’s Compliance Officer if you need to confirm whether you are a Section 16 Insider and to receive additional information with respect to your obligations as a Section 16 Insider.

XIII.	Individual Responsibility

Every person subject to this Policy has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has established a Trading Window applicable to that Insider or any other Insiders of the Company. Each individual is responsible for his or her own actions and will be individually responsible for the consequences of their actions. Therefore, appropriate judgment, diligence and caution should be exercised in connection with any trade in the Company’s securities. An Insider may, from time to time, haveto forego a proposed transaction in the Company’s securities even if he or she planned to engage in the transaction before learning of the material nonpublic information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

XIV.	Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to material information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of the Company. Civil and criminal penalties, as well as termination of employment, may result from trading on material information regarding the Company’s business partners. All Insiders should treat material information about the Company’s business partners with the same care as is required with respect to information relating directly to the Company.

XV.	Assistance and Duties of the Compliance Officer

Any person who has any questions about this policy statement or about specific transactions may contact the Company’s General Counsel, who also serves as the Company’s Compliance Officer. Notwithstanding this, the ultimate responsibility for adhering to the Policy and avoiding improper transactions rests with each Covered Person. In this regard, it is imperative that you use your best judgment and ask before acting if you are unsure.

The Compliance Officer has been designated by the Board to handle any and all matters relating to the Company’s Insider Trading Policy. Certain of those duties may be delegated to outside counsel with special expertise in securities issues and relevant law. The duties of the Compliance Officer shall include the following:

A.	Managing the implementation of Closed Periods and pre-clearing all transactions involving the Company’s securities by the Section 16 Insiders and those individuals having regular access to material non-public information;

B.	Assisting in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Insiders;

C.	Performing periodic reviews of available materials to determine trading activity by directors, officers and others who have, or may have, access to material non-public information; and

D.	Circulating the Policy (and/or a summary thereof) to all Covered Persons, including Section 16 Insiders, on an annual basis, and providing the Policy and other appropriate materials to new officers, directors and others who have, or may have, access to material non-public information.

XVI	Duty to Report Inappropriate and Irregular Conduct

All Covered Persons have a responsibility for maintaining integrity within the Company, consistent with both U.S. federal and state securities laws and any other applicable laws in a jurisdiction in which a Covered Person is engaged or otherwise operates. Any employee who becomes aware of violation of securities law or this policy must report it to the Compliance Officer or the Ethics or Whistleblower Hotline. For a more complete understanding of this issue, Covered Persons should consult the Company’s Whistle Blowing Policy and or seek the advice of the Company’s Compliance Officer.

Signature Page to Follow.

STATEMENT OF ACKNOWLEDGMENT

If you are a Covered Person who has been designated as a Section 16 Insider or who is otherwise covered by the Closed Period provisions described in Section IV of the accompanying Policy, please sign one copy below and return it to the Company’s Compliance Officer at: Inspired Entertainment, Inc., First Floor, 107 Station Street, Burton on Trent, Staffs DE14 1SZ or by email to simona.camilleri@inseinc.com Attention: General Counsel

I have read and I understand the Inspired Entertainment, Inc. Insider Trading Policy, and I agree to comply with all of its requirements. I understand that failure to do so can result in termination of employment or other contractual relationship, among other penalties.

Name:

Signature:

Date:

INSPIRED ENTERTAINMENT, INC. PRE-CLEARANCE REQUEST FORM

To: Inspired Entertainment, Inc. (the “Company”)

Insider Trading - Compliance Officer

From:

Position:

Re:	Proposed Transaction in the Company’s Securities

I certify that:

1.	I have read and understand the Inspired Entertainment, Inc. Insider Trading Policy dated [DATE] which, among other things, restricts trading during closed periods and requires that I receive clearance during open periods prior to engaging in a transaction in the Company’s securities.

2.	I am not in possession of material non-public Information (as defined in the Policy) about the Company and will not enter into the transaction if I come into possession of material non-public Information about the Company.

3.	I presently intend to engage in the following transaction(s) (please describe below or on a separate attached sheet, if necessary):

Number and type of securities that I (or a related party as defined in the Policy) propose to buy, sell or otherwise acquire, dispose of or transfer (insert description of the proposed transaction):

Proposed transaction date or range of dates:__________________________________________

I agree to advise the Company promptly if, as a result of future developments, any of the foregoing information becomes inaccurate or incomplete in any respect. I understand that the Company may require additional information about the transaction, and I agree to provide such information upon request.

Very truly yours,

Date:

Signature:

Name:

INSPIRED ENTERTAINMENT, INC.

Section 16 Reporting Officers and Directors

Transactions Report

This is to remind you that if there is a change in your beneficial ownership of Common Stock or other securities of Inspired Entertainment, Inc., you must file a Form 4 report with the Securities and Exchange Commission (the “SEC”) by the second business day following the transaction.

Please furnish the information below regarding your transactions in Company securities to the Company’s Compliance Officer on the date of your transaction so that we can assist you in the preparation of the Form 4.

Officer or Director:____________________________________________________________________

I.	TRANSACTIONS DESCRIBED BELOW (or attach summary of transactions to this form):

Owner’s Name (you, family member or other related party)	Transaction Date (1)	Transaction Type (2)	Number of Securities Acquired	Number of Securities Disposed of	Purchase/ Sale Price

(1)	Transaction Date:

	(a)	Brokerage transactions - trade date	(d)	Acquisitions under stock bonus plan - date of grant
	(b)	Other purchases and sales - date firm commitment is made	(e)	Conversion - date of surrender of convertible security
	(c)	Option or warrant exercises - date of exercise	(f)	Gifts - date on which gift is made

(2)	Transaction Type:

	(a)	Purchase or sale (not involving trading plan)	(e)	Payment of exercise price or tax liability upon exercise or vesting of award by delivering or withholding shares
	(b)	Trading plan purchase or sale	(f)	Transfer pursuant to marital settlement
	(c)	Gift	(g)	Acquisition or disposition by will or inheritance
	(d)	Option or warrant exercise	(h)	Other acquisition or disposition (specify)

II.	SECURITIES OWNERSHIP FOLLOWING TRANSACTION (securities directly and indirectly owned):

Number and Type of Shares (common stock, options, warrants)	Name of Owner (you, family member or other related party)	Relationship